Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

FUNDRISE

16% gross return North Myrtle Beach, SC



We're excited to announce the latest addition to the Fundrise portfolio—a preferred equity investment in Pelican Crossing Apartments, a 372-unit multifamily development in North Myrtle Beach, SC. Offering a 16.00%[1] gross return, this investment underscores our continued focus on high-quality credit opportunities, supporting strong annualized distributions even as interest rates decline.

North Myrtle Beach is a fast-growing market with a strong population and employment growth. The area's affordability and high quality of life continue to attract residents, contributing to increased demand for quality rental housing. Our investment in this project aligns with our ongoing strategy to target income-generating rental housing and capitalize on favorable market dynamics.

[Please see the full update to learn more about this investment].

Add real estate to your portfolio

Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fed cuts rates—now it's your move

With interest rates dropping, real estate prices are poised to rise. By investing now, you can lock in today's lower prices and maximize your returns *before* values likely recover.

Invest now



WEBSITE | BLOG | FAQ | LOGIN

[1] This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

Invest In Passive Income With The Fundrise Income Fund
For income-focused investors looking beyond treasury bills and high-yield savings, the Fundrise Income Fund offers a portfolio of $500M+ worth of cash-flowing assets aimed at producing strong quarterly dividends. Interested in investing? Learn more at Fundrise.com/Income. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Income.

Income investing isn't complicated. Start with $10.
Income doesn't have to be complicated. The Fundrise Income Fund offers a diversified portfolio of cash-flowing assets designed to deliver consistent quarterly returns. Start earning passive income today with as little as $10 at Fundrise.com/Income. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Income.

"Cash flow is king."
The Fundrise Income Fund is designed to deliver consistent cash flow, even if interest rates start to fall. The Fund offers access to a diversified portfolio of income-focused assets worth more than half-a-billion dollars. Start growing your cash flow at Fundrise.com/Income. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Income.

Cash flow-focused investing
Want to make cash flow the cornerstone of your portfolio? The Fundrise Income Fund offers a $500M+ portfolio of income-focused assets, built to deliver consistent quarterly returns. Get started with as little as $10 at Fundrise.com/Income. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Income.

Start Earning Quarterly Passive Income Today
The Fundrise Income Fund offers a $500+ million diversified portfolio of cash-flowing assets designed for consistent quarterly returns. Check out the current yield by visiting Fundrise.com/Income. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Income.

FUNDRISE
INCOME FUND

An opportunistic investment strategy for income-focused investors

The current economic environment has created a highly attractive environment for private credit investments.

Higher interest rates over the past couple of years have resulted in many top-tier real estate operators facing liquidity shortfalls and in need of near-term financing solutions to pay down existing loans or recapitalize certain assets.

With far more borrowers in search of capital than there are willing lenders, the cost of borrowing has skyrocketed. **This created a rare window of opportunity for well-capitalized, experienced investors like the Fundrise Income Fund to bridge the gap via private credit.**

Learn more at **fundrise.com/postcard**.



EXAMPLE PROJECT

Busbee Mountain

Invested	Units	Location
$10.7 million	179	Asheville, NC

What is private credit?

Private credit is an asset class that consists generally of loans, fixed-income, or other structured investments that aim to deliver higher yields with lower overall risk when compared to equity investments.

FUNDRISE
INCOME FUND

Our track record

In order to execute this strategy in the current environment, the Fundrise Income Fund draws on its deep well of established partners and executional experience.

Over the past few years, we've acquired hundreds of millions of dollars worth of cash-flowing assets. As a result, the Fund has produced a 7.6% lifetime annualized return and is well-positioned to continue generating passive income for investors—even if interest rates fall.

UNPARALLELED PRIVATE MARKET ACCESS

- **Low minimum**: Start investing with as little as $10
- **Quarterly liquidity**: No penalty or cost associated with redemption
- **Low fees**: No carried interest or transaction fees

Fund performance

7.6%	$575M
Annualized distribution rate	Net asset value (NAV)

Busbee Mountain is just one example of many projects in the Fundrise Income Real Estate Fund. You can view all of the assets in the Fund at fundrise.com/Income. Past performance does not guarantee future results. The net asset value (NAV) stated at $575 million reflects the value as of October 1, 2024. The annualized distribution rate of 7.60% is derived by annualizing the current month's distribution without compounding and dividing by the net asset value per share from the prior month. The current distribution rate shown may be rounded. The distribution rate will fluctuate and current performance may be lower or higher than the performance data quoted. Investors are advised to consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read the prospectus carefully before investing.

FUNDRISE
INCOME FUND

Income investing made simple

Access a diversified, $500m+ income fund with an all-time annualized return of 7.6%.



9:41
343-unit multifamily development in North Augusta, SC
Gross return: 13%[1]
372-unit multifamily development in Myrtle Beach, SC
Fixed return: 16%[1]

Start investing in minutes with as little as $10.
Scan QR code or visit fundrise.com/postcard.

FUNDRISE
INCOME FUND

The Fundrise Income Fund aims to deliver consistent cash flow, even if interest rates begin falling.

The Income Fund offers investors a diversified and institutional-quality portfolio of income-generating assets worth nearly $600 million.

Thanks to strict investment criteria and high-end portfolio management, the Fund has produced a 7.6% annualized lifetime return and a 7.5% annualized yield in 2024.

Fund performance

7.6%	$575M
Annualized distribution rate	Net asset value (NAV)

UNPARALLELED PRIVATE MARKET ACCESS

- **Low minimum**: Start investing with as little as $10
- **Quarterly liquidity**: No penalty or cost associated with redemption
- **Low fees**: No carried interest or transaction fees

[1]This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. Assets are examples of many projects in the Fundrise Income Real Estate Fund. You can view all of the assets in the Fund at fundrise.com/Income. Past performance does not guarantee future results. The net asset value (NAV) stated at $575 million reflects the value as of October 1, 2024. The annualized distribution rate of 7.60% is derived by annualizing the current month's distribution without compounding and dividing by the net asset value per share from the prior month. The current distribution rate shown may be rounded. The distribution rate will fluctuate and current performance may be lower or higher than the performance data quoted. Investors are advised to consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read the prospectus carefully before investing.


You received a dividend

FUNDRISE
INCOME FUND

Income investing made simple

Access a diversified income fund with more than $500 million of cash-flowing assets.

7.6%
Annualized distribution rate

$575M
Net asset value (NAV)

Start investing in minutes with as little as $10.
Scan QR code or visit fundrise.com/postcard.

FUNDRISE
INCOME FUND

The Fundrise Income Fund aims to deliver consistent cash flow, even if interest rates begin falling.

The Fund offers access to an institutional-quality portfolio of income-focused assets like those pictured below.

With strict investment criteria and excellent portfolio management, the Fund has produced a 7.6% annualized lifetime return and a 7.5% annualized yield in 2024.



Charlotte, NC
13% fixed return[1]



Myrtle Beach, SC
16% fixed return[1]



North Agusta, SC
13% gross return[1]

UNPARALLELED PRIVATE MARKET ACCESS

- **Low minimum**: Start investing with as little as $10
- **Quarterly liquidity**: No penalty or cost associated with redemption
- **Low fees**: No carried interest or transaction fees

[1]This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. Assets are examples of many projects in the Fundrise Income Real Estate Fund. You can view all of the assets in the Fund at fundrise.com/Income. Past performance does not guarantee future results. The net asset value (NAV) stated at $575 million reflects the value as of October 1, 2024. The annualized distribution rate of 7.60% is derived by annualizing the current month's distribution without compounding and dividing by the net asset value per share from the prior month. The current distribution rate shown may be rounded. The distribution rate will fluctuate and current performance may be lower or higher than the performance data quoted. Investors are advised to consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read the prospectus carefully before investing.